Room 4561

August 10, 2006

Jeffrey M. Stibel
President and Chief Executive Officer
Web.com, Inc.
303 Peachtree Center Avenue, Suite 500
Atlanta, GA 30303

   Re: Form 10-K for Fiscal Year Ended August 31, 2005
      Filed November 7, 2005
      File no. 0-17932

Dear Mr. Stibel:

  We have reviewed your response letter dated August 4, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Earnings before Interest, Taxes, Depreciation and Amortization (EBITA), page 23

1. We note your response to prior comment no. 1 and that you did not address the Company's consideration of questions 8 and 10 of the FAQ, relating to the presentation of non-GAAP performance measures in periodic filings. Explain why it is appropriate to present EBITDA (now EBITDA from Continuing Operations as noted in your response) as a non-GAAP performance measure in your 10-K, considering it excludes recurring items. We refer you to question 8 of the FAQ and Item 10 (e) (ii) (B) of Regulation S-K.

Consolidated Statements of Operations, page F-2

2.   We note your response to prior comment no. 2 and that the Company is relying on SAB Topic 11 B in excluding deprecation from Network Operating Costs. Considering the Company excludes depreciation from several financial line items it does not allow investors to determine the amount of depreciation and amortization excluded from Network Operating Costs. Revise your financial statements to disclose on the face of the Consolidated Statement of Operations the amount of depreciation and amortization excluded from Network Operating Costs. Further, in your response identify the intangibles that are amortized and the function to which they most closely relate and how you considered question 17 of SFAS 86 Implementation Guidance in determining classification of amortization.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief